[Letterhead of Perkins Coie LLP]

November 17, 2004

Ms. Peggy Kim

Senior Counsel

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, DC 20549

Re:	HouseValues, Inc. Form S-1
Registration No. 333-118740
Originally filed September 1, 2004

Dear Ms. Kim:

This letter sets forth the responses of HouseValues, Inc. (the “Company”) to the Staff’s comments relating to the Company’s registration statement on Form S-1 (the “Registration Statement”), contained in your letter dated November 15, 2004 (the “Comment Letter”). The responses are numbered to correspond to the numbers of the comments in the Comment Letter. The disclosure described herein is contained in pre-effective Amendment No. 3 to the Registration Statement (the “Amendment”), filed on the date hereof, copies of which are enclosed for your convenience.

Form S-1

Use of Proceeds, page 3

Comment No. 1

We note your responses to prior comments 6 and 7 stating that you are unable to estimate the purpose of this offering with any specificity other than five general reasons. As previously requested, please revise your disclosure here and on page 21 to clearly discuss why you are unable to estimate particular uses of the proceeds. More importantly, revise to explain why you are conducting this offering if you have no purpose or plan for the proceeds.

Response to Comment No. 1

In response to this comment the Company has revised the disclosure on pages 3 and 22 to more clearly articulate the purposes of the offering and to provide percentage estimates for the stated uses of proceeds.

November 17, 2004

Risk Factors

We experience high turnover of agent customers and have a limited ability . . . pages 8-9

Comment No. 2

We note your response to prior comment 9 stating that you have revised to disclose the average time period, but we requested you quantify what you mean by the “high termination rate.” Please revise accordingly.

Response to Comment No. 2

In response to this comment the Company has revised the disclosure on pages 9-10. The Company has provided disclosure of the average length of time agents remain customers, which the Company believes evidences the Company’s high customer termination rate. The Company has provided this disclosure because it ties directly to data contained in the Company’s audited consolidated financial statements on page F-8, and therefore it does not require the Company to introduce a different metric in the Registration Statement.

We collect personally identifiable information from prospective homebuyers and sellers and evaluate the use of our Market Leader prospect management system . . ., page 10

Comment No. 3

We note your new disclosure in response to prior comment 10. Please revise this new disclosure to state that you are providing the personal or identification information of potential homebuyers and sellers. Further, please describe the “other audience characteristics.”

Response to Comment No. 3

In response to this comment the Company has revised the disclosure on page 11.

If we fail to comply with the various laws and regulations that govern the real estate industry . . ., page 11

Comment No. 4

Please revise to eliminate the newly added mitigating language from the second paragraph beginning, “Although we actively work to ensure . . .” and ending, “are subject to change.” This language mitigates the risk of noncompliance and is therefore inappropriate for the risk factor disclosure section.

November 17, 2004

Response to Comment No. 4

In response to this comment the Company has revised the disclosure on page 12 to delete the referenced language.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud, page 17

Comment No. 5

We note your response to prior comment 12; however, we reissue our previous comment because we do not understand why you consider yourself to be at risk of failing to comply with Section 404 of the Sarbanes-Oxley Act. Please revise to explain in detail the basis of your belief or delete this generic risk factor. In revising your disclosure, please explain what you have discovered during your control review that has led you to believe that there exists a material risk of non-compliance.

Response to Comment No. 5

In response to this comment the Company has deleted this risk factor.

Comment No. 6

In the event you retain this risk factor, please revise to clarify that your inability to obtain reports or institute controls on a timely basis means your controls would be considered ineffective for purposes of Section 404.

Response to Comment No. 6

As noted in the response to Comment No. 5, the Company has deleted this risk factor.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies

Stock-Based Expenses, page 28

Comment No. 7

We have read your revised disclosure in response to comments 15 through 19. Expand your discussion and disclose the valuation methodology used to reassess the value of the enterprise at each date at which options were granted. For example, state whether you used the market, income or asset-backed approach and if applicable, discuss any discounts or premiums applied.

November 17, 2004

Response to Comment No. 7

In response to this comment the Company has revised the disclosure on pages 30-31.

Comment No. 8

We note your revised disclosures on page 29 where you indicate that for the May and June option grants the Company used the low end of the anticipated IPO price range, as determined in late August 2004, to establish the reassessed value of your common stock. Supplementally, please tell us the price range. Tell us how you considered such price range and how you applied the factors disclosed on page 29 to the $2.20 value in the William Blair Transaction to arrive at the reassessed values for May and June.

Response to Comment No. 8

We supplementally advise the Staff that the Company has informed us that the late August 2004 estimated filing range was $6.00 to $9.00 per share. As noted in Amendment No. 2 to the Registration Statement, median multiples of comparable public companies increased nearly 70% between August 2004 and October 2004, resulting in an estimated filing range of $10.00 to $12.00 per share in October 2004.

The Company has informed us that in arriving at the reassessed value for accounting purposes of its common stock for May 2004 and June 2004, the Company considered the evidence of fair value provided by the William Blair transaction that closed in April 2004. As noted in the Company’s response to Comment No. 17 in the Staff’s comment letter dated November 1, 2004, the Company believes that the evidence provided by the William Blair transaction was, at the time, the best available evidence of fair value. The Company then considered the range of possible public offering prices as of August 2004 and arrived at an estimated filing range of $6.00 to $9.00 per share. This range was considered in establishing a benchmark for measuring stock-based compensation. Because of the uncertainties inherent in the public offering process, including the possibility that the offering may not completed, the Company determined that the low end of that range was appropriate to use as the benchmark for measuring stock-based compensation.

The Company then determined that the increase in the reassessed value of the common stock occurred ratably over the period from April 2004 to September 2004. This determination was based on the continued monthly revenue and profitability growth in the Company’s business from April through June 2004, the sequential revenue and profitability growth during the second quarter of 2004 as compared to the first quarter of 2004, the need for a similar pattern of revenue growth to achieve projected results utilized in determining the estimated public company market value, and the lack of other significant corporate events during May and June 2004. This approach resulted in the previously disclosed reassessed

November 17, 2004

values of $2.86 per share in May 2004 and $3.53 per share in June 2004. Option grants during May totaled 380,000, and option grants during June totaled 212,250.

Investing Activities, page 38

Comment No. 9

We have reviewed your response to prior comment 20 stating that you do not believe the $572,000 is material. Since your net income for fiscal year 2003 was $3.7 million and your net income for nine months ended September 30, 2004 was $5.6 million, we continue to believe this amount is material to your operations and therefore, we reissue this comment.

Response to Comment No. 9

In response to this comment the Company has revised the disclosure on page 18 to add a risk factor addressing the fact that substantially all of the Company’s cash and cash equivalents on deposit exceed the federally insured limits for such deposits.

Principal and Selling Shareholders, pages 70-72

Comment No. 10

Please revise to disclose the names of all natural persons holding voting and dispositive power over the shares listed in this table. Currently, you list multiple non-natural entities such as CPII, LLC, IMATCH LLC, TWB Investment Partnership, LP and Washington Park Ventures without naming the natural persons who hold these powers.

Response to Comment No. 10

In response to this comment the Company has revised the disclosure on pages 71-73.

Consolidated Financial Statements

Note 2 – Acquisition of Soar Solutions, Inc., page F-18

Comment No. 11

We have read your response to comment 35. Expand your footnote disclosure to include a discussion of the Company’s intentions with regard to the eMLS software at the time of acquisition.

November 17, 2004

Response to Comment No. 11

In response to this comment the Company has revised the disclosure on page F-19.

Exhibit 5.1

Comment No. 12

Please file a signed and dated legality opinion.

Response to Comment No. 12

In response to this comment the Company has filed a signed and dated legality opinion of Perkins Coie LLP as Exhibit 5.1 to the Registration Statement.

November 17, 2004

Please note that the Company intends to begin its road show for the offering immediately after the Thanksgiving Holiday weekend on November 29th. Accordingly, the Company would greatly appreciate your prompt response to this letter. If you have any further comments or questions regarding this letter or the Amendment, please contact me at (206) 359-8448 or Scott Gelband at (206) 359-8650.

Very truly yours,

/s/ PATRICK J. DEVINE Patrick J. Devine

PJD:jd

cc:	HouseValues, Inc.

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